SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Summary Report of Form 20-F for the year ended December 31, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: June 10, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

IMPORTANT NOTES

This Summary Report was despatched to the holders of American Depositary Receipts on June 10, 2005 in compliance with the New York Stock Exchange Listed Company Manual. The content of this Summary Report is extracted from the Company’s annual report on Form 20-F as filed with the Securities and Exchange Commission of the United States on May 12, 2005.

PCCW Limited

(Incorporated in Hong Kong with limited liability)

     Summary Report of Form 20-F
for the year ended December 31, 2004

PCCW Limited

(Incorporated in Hong Kong with limited liability)

Dear holders of American Depositary Receipts,

On May 12, 2005, PCCW, or the Company, filed its 2004 Form 20-F with the SEC. Our consolidated financial statements included in the 2004 Form 20-F have been prepared in accordance with HK GAAP, which is our primary reporting framework. HK GAAP differs in certain significant respects from US GAAP. This Summary Report is to provide you with those extracts of the 2004 Form 20-F that describe these differences.

A copy of the complete 2004 Form 20-F is available on the Company's website at www.pccw.com under “Investors” and “Financial Results”, on the SEC's website at www.sec.gov/index.htm under “Filing & Forms (EDGAR)” and at the Company's registered office in Hong Kong.

Alexander Anthony Arena Group Chief Financial Officer June 6, 2005

EXTRACTS FROM THE 2004 FORM 20-F

The following is extracted and summarized from the 2004 Form 20-F and the exhibits thereto filed with the SEC.

Our primary financial statements are prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. The following table summarizes the adjustments considered necessary to restate profit/(loss) attributable to shareholders to US GAAP giving effect to significant differences between HK GAAP and US GAAP.

		Year ended December 31,
		2004	2003	2002
	Notes	HK$ million	HK$ million	HK$ million
Profit/(Loss) attributable to shareholders as
reported under HK GAAP		1,638	(6,100)	(7,762)
US GAAP adjustments:
Provision for impairment of goodwill attributable to	(a)
— subsidiaries		(13,224)	(6)	178
— investments equity accounted for		—	(203)	1,809
Amortization of goodwill	(a)	63	82	85
Provision for impairment of intangible assets	(b)	(3,389)	—	(4,703)
Amortization of intangible assets	(b)	(283)	(283)	(283)
Mark-to-market of marketable equity securities and derivative instruments	(c) & (n)	(397)	(641)	1,324
Employee stock option schemes	(d)	(9)	(69)	(193)
Depreciation of investment properties	(g)	(191)	(291)	(279)
Deferral of up-front fees	(h)	(111)	(131)	(138)
Expenses relating to non-employee stock options	(i)	(42)	(53)	(67)
Provision for onerous contracts	(j)	(53)	41	(534)
Deferred taxes arising from other GAAP differences	(k)	707	101	716
Retirement scheme costs	(l)	(214)	(57)	(369)
Loss on disposal of interest in RWC	(o)	—	—	1,771
Equity pick up of results of Reach	(p)	(136)	—	—
Others	(q)	(26)	51	(23)

Loss for the year before cumulative effect of a change in accounting principle		(15,667)	(7,559)	(8,468)
Cumulative effect of a change in accounting principle, net of tax	(a)(ii)	—	—	(43,589)

Net loss		(15,667)	(7,559)	(52,057)

Year ended December 31,
	2004	2003	2002
	HK$	HK$	HK$
Loss per Share under US GAAP
Basic
Loss for the year before cumulative
effect of a change in accounting principle	(291.75) cents	(152.18) cents	(182.22) cents
Net loss	(291.75) cents	(152.18) cents	(1,120.19) cents

Diluted
Loss for the year before cumulative
effect of a change in accounting principle	(291.75) cents	(152.18) cents	(182.22) cents
Net loss	(291.75) cents	(152.18) cents	(1,120.19) cents

Loss per ADS under US GAAP *
Basic
Loss for the year before cumulative
effect of a change in accounting principle	(2,917.51) cents	(1,521.79) cents	(1,822.19) cents
Net loss	(2,917.51) cents	(1,521.79) cents	(11,201.92) cents

Diluted
Loss for the year before cumulative
effect of a change in accounting principle	(2,917.51) cents	(1,521.79) cents	(1,822.19) cents
Net loss	(2,917.51) cents	(1,521.79) cents	(11,201.92) cents

* One ADS is equivalent to 10 Shares.

The following table summarizes the effect on shareholders’ (deficit)/equity of the differences between HK GAAP and US GAAP.

		December 31,
		2004	2003
	Notes	HK$ million	HK$ million
Shareholders’ deficit as reported under HK GAAP		(6,716)	(7,839)

US GAAP adjustments:
Goodwill — cost	(a)	141,412	141,412
Goodwill — amortization and provision for impairment loss	(a)	(78,768)	(65,607)
Intangible assets — cost	(b)	10,694	10,694
Intangible assets — amortization and provision for impairment loss	(b)	(9,676)	(6,004)
Accumulated depreciation on investment properties	(g)	(1,067)	(876)
Investments in marketable equity securities and derivative instruments	(c) & (n)	337	745
Property revaluation reserve	(g)	(25)	(305)
Retirement scheme costs	(l)	130	344
Deferral of up-front fees	(h)	(609)	(498)
Deferred taxes arising from other GAAP differences	(k)	210	(497)
Non-employee stock options	(i)	(273)	(231)
Expenses relating to onerous contracts	(j)	(17)	36
Others	(q)	347	322

		62,695	79,535

Shareholders’ equity under US GAAP		55,979	71,696

(a)	Accounting for goodwill

(i)	Under HK GAAP as specified in HK SSAP 30, “Business combinations” issued by the HKICPA, any goodwill arising from transactions completed from January 1, 2001 onwards is capitalized and amortized on a straight-line basis over its estimated useful life. The amortization charge for each period is recognized as an expense. Generally, goodwill is tested for impairment whenever there are indications that impairment may exist. However, goodwill that is taken initially to reserves arising on transactions prior to January 1, 2001 which was not restated as an asset on adoption of HK SSAP 30 in 2001 is required to be tested for impairment annually. Goodwill which is amortized over a period exceeding 20 years is also required to be tested for impairment annually. An impairment loss is recognized in the income statement whenever the carrying amount of a cash generating unit to which goodwill belongs exceeds its recoverable amount, which is defined as the higher of net selling price and value-in-use, estimated at each balance sheet date.

(ii)	Upon the adoption under US GAAP of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, goodwill and goodwill included in the carrying value of equity method investments are no longer to be amortized. However, the Group is required to perform goodwill impairment tests in accordance with the provisions of SFAS No. 142.

SFAS No. 142 requires that goodwill be tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value. In preparation for the adoption of SFAS No. 142, the Group had completed the transitional impairment test of goodwill as of January 1, 2002 by comparing the fair value of its reporting units to their carrying values. The fair value of TSS1 reporting unit, as determined by a combination of the discounted cashflow method and the guideline company method of the market approach, was less than its carrying value. The allocation of fair values to identifiable tangible and intangible assets resulted in an implied fair value of the goodwill associated with the reporting unit of HK$75,000 million. As a result, a goodwill impairment loss of HK$40,190 million was recorded as at January 1, 2002. For other reporting units, the Group determined that there was no indication of impairment at that time. In addition, the Group recorded an additional HK$3,399 million of transitional goodwill impairment loss, representing its share of transitional goodwill impairment loss in connection with the Group’s investment in RWC as at January 1, 2002. Please refer to note (o) for discussion on implementation of SFAS No. 142 by RWC. Accordingly, the total impairment losses of HK$43,589 million were recorded as a cumulative effect of change in accounting principle in the consolidated income statement as of January 1, 2002.

(iii)	The Group performed the annual goodwill impairment tests for all the reporting units as of October 31, 2004. Based on those tests, the fair value of TSS1 reporting unit as determined by a combination of the discounted cashflow method and the guideline company method of the market approach, was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$13,224 million for the year that has been included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2004. For other reporting units, the Group determined that there was no indication of impairment based on the annual tests performed. No impairment was recorded under HK GAAP for TSS1 reporting unit for the year ended December 31, 2004 as provision for impairment was made for the related balance of goodwill in previous years based on discounted cashflow methodology under HK SSAP 31 “Impairment of assets”.

During 2003, based on the annual goodwill impairment tests for all the reporting units as of October 31, 2003, only the fair value of the JALECO reporting unit as determined by the discounted cashflow method was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$748 million for the year that was included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2003.

During 2002, based on the annual goodwill impairment tests for all the reporting units as of October 31, 2002, only the fair value of the PCC reporting unit included in “Others” as determined by the discounted cashflow method was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting HK$131 million that was included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2002.

(b)	Accounting for identifiable intangible assets

Under HK GAAP, acquired identifiable intangible assets have been limited to those assets that can be identified and controlled and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles acquired in a business combination are required to be classified as a component of goodwill. Identifiable intangible assets are amortized over their expected future economic lives.

Under US GAAP, acquired identifiable intangible assets are required to be determined separately from goodwill based on their fair value as at the acquisition date. SFAS No. 141, “Business Combinations”, which became effective and was adopted by the Group on January 1, 2002, adds new and specific criteria that must be applied to determine whether an intangible asset should be recognized apart from goodwill. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. As at the date that SFAS No. 142 was initially applied in its entirety, intangible assets that have been recognized separately from goodwill prior to the adoption of SFAS No. 142 should be reclassified as goodwill if the intangible assets do not meet one of the criteria for recognition apart from goodwill as stated in SFAS No. 141 or have been specifically excluded under SFAS No. 141. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill. In addition, as at the date SFAS No. 142 was initially applied in its entirety, the carrying amounts of any previously acquired intangible assets that have been included in the amount reported as goodwill should be reclassified and accounted for as intangible assets apart from goodwill only if (i) the asset meets the recognition criteria mentioned above; (ii) the asset had been assigned an amount equal to its estimated fair value at the date that the business combination was initially recorded; and (iii) the asset was accounted for separately from goodwill as evidenced by the maintenance of accounting records for that asset.

With the adoption of SFAS No. 142 on January 1, 2002, intangible assets with indefinite useful lives are no longer amortized, while intangible assets with finite useful lives will continue to be amortized over their useful lives which are no longer limited to 40 years.

Under HK GAAP, intangible assets are required to be tested for impairment when there are indications that impairment may exist. Impairment loss on intangible assets is recognized based on the excess, if any, of the carrying value of the intangible assets over the recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

Under US GAAP, SFAS No. 144 which became effective January 1, 2002 requires that intangible assets with finite useful lives be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.

During the year, the local telephony services subscriber list, that is not recognized as an intangible asset under HK GAAP, was tested for impairment in view of the estimated increase in churn rate of existing direct exchange lines resulting from full liberalization of the fixed line telecommunication market since the beginning of 2003, competition from other fixed line operators and substitution by broadband access lines and wireless telecommunications services.

Based on the impairment test performed, the fair value of the local telephony services subscriber list determined by the excess-earnings method was less than its carrying value. Hence, the Group recorded an impairment loss of HK$3,389 million (2003: Nil, 2002: HK$4,703 million) which was included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2004.

(c)	Investments in marketable equity securities

Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost less any provisions for impairment. Provisions, if any, are reversed to the income statement when the circumstances and events that led to the provision cease to exist. Other investments are carried at fair value in the balance sheet and any unrealized holding gain or loss is recognized in the income statement.

Under US GAAP, investments in marketable equity securities are classified as either available-for-sale or trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term and, thus, held for only a short period of time. Trading securities are carried at fair value and any unrealized gains or losses are included in net profit or loss for the period. Available-for-sale securities are investments not classified as trading securities. Available-for-sale securities are carried at fair value and any unrealized gains or losses are reported as a component of comprehensive income.

If a decline in fair value of available-for-sale securities is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value. Subsequent increases in the fair value (and subsequent decreases in fair value, if not other-than-temporary) of available-for-sale securities are included as a component of comprehensive income.

(d)	Employee stock option schemes

The Group follows the current practice in Hong Kong that no accounting entry is made on grant of share options to employees. Under US GAAP, compensation expense for share options is recognized at the date of grant and amortized over the vesting period. In accordance with the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123”, the Group has selected only the disclosure provisions related to employee stock options and follows the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for share options granted to employees. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the Shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned.

During 2002, the Group cancelled and reissued certain staff options that had the effect of re-pricing the previously outstanding options. Under US GAAP, variable option accounting is applied for these options and the difference between the intrinsic value of the new share options granted and the intrinsic value of the old share options is calculated and amortized to income, requiring remeasurement at each reporting date. Total options of 104,600 have been re-priced with a lower exercise price in 2002, while other terms relating to the re-priced options remain the same. There was no re-pricing of staff options in 2004 and 2003.

(e)	Share award schemes

The Company has established two employee share incentive award schemes in 2002 under which selected employees are awarded Shares at no cost to the employees. Directors of the Company are not eligible to participate in either scheme. The Shares are either newly issued at par value or are purchased from the open market. Compensation expense for Shares either purchased from the market or newly issued under the share award schemes is recognized at the date of grant and amortized over the respective vesting period. Under HK GAAP, the amount of compensation expense is measured by the issue price of the Shares for newly issued Shares which is the par value of the Shares or the purchase price for Shares purchased from the market. Under US GAAP, the amount of compensation expense is measured by the quoted market price of the Shares at the measurement date less the amount, if any, that the employee is required to pay. The measurement date is not changed from the grant or award date to a later date solely by provisions that termination of employment reduces the number of Shares that may be issued to an employee.

(f)	Shares granted by principal shareholder

Under HK GAAP, Shares granted by the principal shareholder to employees of the Group are not recognized in the financial statements.

Under US GAAP, Shares granted by the principal shareholder to employees of the Group are accounted for as shareholder’s contribution for the purpose of enhancing or maintaining the value of the shareholder’s investment. The contribution is measured by the quoted market price of the Shares at the date of grant and is charged to the income statement as a compensation expense when the Shares become vested.

(g)	Investment properties

Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation is not provided. Under US GAAP, investment properties not held for resale are stated at historical cost less accumulated depreciation.

(h)	Revenue recognition

Under HK GAAP, revenues are recognized when services are provided, including up-front fees received for installation of equipment and activation of customer service, among others.

SAB No. 104, “Revenue Recognition” issued by the SEC, applicable to financial statements prepared in accordance with US GAAP, requires, in certain cases, non-refundable up-front fees for services to be deferred and recognized over the longer of the contractual period or the expected customer relationship. Under US GAAP, the Group amortizes these up-front fees over periods of 20 years.

(i)	Non-employee stock options

Under HK GAAP, share options issued for the provision of goods and services are not recognized in the Group’s financial statements.

Under US GAAP, the fair value of the share options granted is recorded to reflect these transactions on a similar basis as if such goods or services had been paid for in cash.

(j)	Onerous contract

Under HK GAAP, if an enterprise has a contract that is onerous, the present obligation under the contract should be recognized and measured as a provision. An onerous contract is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Under US GAAP, no provision is allowed for obligations under onerous contracts.

(k)	Deferred income taxes

Under HK GAAP, deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

For US GAAP purposes, deferred tax assets and liabilities are recognized for the expected future tax consequences of all taxable temporary differences and loss or tax credit carryforwards using enacted tax rates expected to be in effect when these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that such assets will not be realized.

In general, deferred income taxes under HK GAAP and US GAAP are similar. However, as a result of the corresponding deferred tax effect for the GAAP differences mentioned elsewhere in this section such as intangible assets, there are differences in the deferred income tax recognized under HK GAAP and US GAAP.

(l)	Retirement scheme costs

With the adoption under HK GAAP of HK SSAP 34 “Employee benefits” from January 1, 2002, costs of retirement benefits are assessed using the projected unit credit method and the cost of providing retirement benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis. The Group chose to recognize the entire transitional liability, which represents the excess of the defined benefit obligation over fair value of the scheme assets as at January 1, 2002 of HK$521 million, against the opening balance of the accumulated deficit as at January 1, 2002 and carry such liability in the consolidated balance sheet as non-current liabilities.

Whenever a settlement or curtailment occurs, a gain or loss from settlement or curtailment, which comprises the resulting change in the present value of the defined benefit obligation and the fair value of scheme assets and any related unrecognized actuarial gains or losses, is recognized in the income statement. When a settlement or curtailment relates to only some of employees covered by the retirement scheme, the gain or loss includes a proportionate share of the unrecognized actuarial gain or loss based on the basis of the defined benefit obligation before and after the settlement or curtailment.

US GAAP requires that retirement scheme costs be recorded in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” which recognizes in each accounting period the cost of providing retirement benefits earned by employees in that period. The Group adopted SFAS No. 87 on May 25, 2000, i.e. the date of the Company’s acquisition of HKT in 2000, for US GAAP purposes.

SFAS No. 88 addresses an employer’s accounting for a settlement or a curtailment of its benefit pension scheme. The statement requires the employer to recognize a gain or loss in the income statement, the unrecognized net gain or loss plus any remaining unrecognized net assets or liabilities when a scheme obligation is settled. When a curtailment occurs, the unrecognized prior service cost associated with years of service no longer expected to be rendered shall be recognized as a loss.

On adoption of HK SSAP 34 on January 1, 2002 for HK GAAP purposes, the accounting for retirement scheme costs became substantially the same under both HK GAAP and US GAAP. However, GAAP reconciling adjustments still arise due to the difference in adoption dates of the applicable accounting standards under HK GAAP and US GAAP.

In conjunction with the acquisition of HKT, the Company assumed sponsorship of HKT’s defined benefit schemes.

(m)	Impairment of long-lived assets

Under HK GAAP, if an indication of impairment exists, the asset’s recoverable amount is estimated and an impairment loss is recognized in the income statement whenever the carrying value of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. An impairment of long-lived assets is charged to the income statement as an expense unless it reverses a previous revaluation increase, in which case, it is charged directly against any related revaluation reserve to the extent the reduction does not exceed the amount held in the revaluation reserve in respect of the same item. Any excess will be charged to the income statement.

Under US GAAP, if the carrying value of a long-lived asset is less than its undiscounted sum of estimated future cash flows, the long-lived asset should be adjusted downward to the lower of carrying value and fair value less cost to sell, establishing a new cost basis. The new cost basis is not changed for subsequent recoveries in fair value.

During the year, the Group has made provision for impairment of fixed assets of HK$29 million (2003: HK$1,167 million, 2002: HK$232 million) under both HK and US GAAPs, which is included in “Provisions for impairment losses” in the consolidated income statement.

In addition, during the year, the Group has made no provision for impairment of intangible assets under HK GAAP (2003: HK$351 million, 2002: Nil) and HK$3,389 million under US GAAP (2003: HK$351 million, 2002: HK$4,703 million), which is included in “Provisions for impairment losses” in the consolidated income statement. For the provisions for impairment of intangible assets made under US GAAP, please refer to note (b) above.

(n)	Derivative instruments

Under HK GAAP, there are no specific accounting standards governing the accounting for derivative instruments. As a result, the Company adopts the following accounting policies under HK GAAP:

• Derivative financial instruments are not recognized in financial statements;

• Premiums received or paid on written or purchased equity options are amortized over the terms of the options;

•	Premiums received or paid on early terminations or amendments of contract terms of the financial instruments and derivatives and any unamortized balance of premiums received or paid on terminated or amended financial instruments or derivatives are recognized in the income statement in the year of termination or amendment;

•	Interest income or expenses arising from the interest rate swap contracts are netted off against the related interest income or expenses applicable to the on-balance sheet items.

Under US GAAP, the Company adopts SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives to be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in income statement. The gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into the income statement in the same period during which the hedged forecasted transaction affects the income statement. During the year ended December 31, 2004, the Company’s derivative instruments are either not designated as a hedging relationship or do not qualify for hedge accounting under SFAS 133. Therefore, changes in fair value of the derivative instruments, which was a loss of HK$335 million (2003: loss of HK$644 million, 2002: gain of HK$1,350 million), have been recognized in the income statement for the year ended December 31, 2004.

In 1999, the Group issued an option, to the minority shareholder of a subsidiary to enable the minority shareholder to exchange its shares in the subsidiary for a fixed number of shares to be issued by the Company. For US GAAP purposes, the transaction has been reflected as if the acquisition of the minority interest in a subsidiary operating in the Internet services business in the “Others” segment had occurred at the date of grant. This instrument was recorded based on the fair value at the date of grant and purchase accounting was applied to allocate value to the net assets acquired. Under HK GAAP, the option was not recognized in the financial statements until the minority shareholder exercised the options for exchange of shares in 2002. As a result of the change in estimated fair value of the Group’s obligation under this instrument, a release of a part of provision amounting to approximately HK$464 million was recorded under HK GAAP for the year ended December 31, 2002.

During 2002, the Group entered into certain equity swap contracts in relation to certain of the Group’s investments in equity securities which have been classified as other investments and trading securities in the financial statements under HK GAAP and US GAAP respectively. Each of these equity swap contracts comprises a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. There are no specific accounting standards governing equity swap contracts under HK GAAP. The transactions were considered a combination of a forward sale of the trading securities and a call option held by the counterparty. A deemed gain of HK$10 million from the forward sales was recognized in the income statement for the year ended December 31, 2002. The premium received from writing the call options was amortized over the term of the contracts. Under US GAAP, the debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date. As at December 31, 2004, the carrying amount of the debt instrument and the compound derivatives were HK$202 million (2003: HK$198 million) and HK$57 million (2003: HK$42 million) respectively.

(o)	Loss on disposal of interest in RWC

The Company disposed of its remaining 40% interest in RWC on June 28, 2002. Under HK GAAP, the disposal was recognized at the date of sale.

For US GAAP purposes, on first adoption of SFAS No. 142 on January 1, 2002, the goodwill recorded in RWC was tested and was found to be impaired. The Group’s share of the impairment loss was HK$3,399 million and was included in “Cumulative effect of a change in accounting principle, net of tax” in the income statement for the year ended December 31, 2002 with a corresponding reduction in the carrying value of the Group’s investment in RWC. As a result of the reduction in carrying value, no loss on disposal was incurred under US GAAP when the Group’s 40% interest in RWC was sold in June 2002.

(p)	Equity pick up of results of Reach

Under HK GAAP, no further equity pick up of the losses of Reach for the year ended December 31, 2004 has been recorded as the original investment in Reach and previous unsecured advances to Reach had been fully written off in 2003. Since the additional loan to Reach of approximately US$155.45 million (approximately HK$1,213 million) resulting from the purchase of the loan from the syndicate of banks in 2004 is fully secured, no further equity pick up of the losses of Reach by the Group is allowed under HK GAAP.

Under US GAAP, regardless of whether the loan receivable from Reach is secured or not, equity pick up of the Group’s share of the losses of Reach is required as long as the Group continues to have investments in loans to Reach.

(q)	Others

Included in others are certain guarantees received from a shareholder and other insignificant GAAP differences.

SIGNIFICANT DIFFERENCES FROM CORPORATE GOVERNANCE PRACTICES FOR U.S. COMPANIES

PCCW believes the following to be the significant differences between its corporate governance practices and the practices followed by U.S. companies under the NYSE listing standards.

U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. Prior to January 1, 2005, the SEHK Listing Rules required each listed company to include in its annual report to shareholders a statement as to whether or not it has complied with the Code of Best Practice appended to the SEHK Listing Rules, or the Code, throughout the accounting period covered by the annual report. A company that has not complied with the Code provisions, or complied with only some of the Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, was required to specify the Code provisions with which it has not complied, and (where relevant) for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. Throughout the year ended December 31, 2004, we complied fully with the Code save that our non-executive directors are not appointed for a specific term of office. Following the amendments to our Articles of Association with effect from January 7, 2003, our directors (including non-executive directors) are subject to retirement by rotation and shall be eligible for re-election at each annual general meeting. The Code of Best Practice has been replaced by the Code on Corporate Governance Practices, or the New Code, in its

entirety as of January 1, 2005. Each listed company in Hong Kong is currently required to include in its annual report to shareholders a narrative statement of how it has applied the principles under the New Code, a statement as to whether or not it has complied with the code provisions of the New Code, and details of any deviation from the code provisions of the New Code during the financial year including considered reasons for such deviations.

Pursuant to NYSE rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors while the SEHK Listing Rules require companies to have at least three independent non-executive directors. As at April 30, 2005, our Board of Directors had six independent non-executive directors, which represents one-third of its total members. We determine the independence of our independent non-executive directors based on similar criteria provided under the NYSE rules.

Pursuant to NYSE rules applicable to U.S. companies, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2004, our independent non-executive directors met three times as a group with external auditors, but without the Chairman or management present. However, neither the Code nor the New Code has provisions on this U.S. practice.

Pursuant to NYSE rules applicable to U.S. companies, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Our Nomination Committee includes a majority of members who are independent non-executive directors and the Chairman of this Committee is an independent non-executive director. The Nomination Committee’s terms of reference do not require the Committee to develop and recommend corporate governance principles for PCCW. As stated above, PCCW is subject to the corporate governance principles of the New Code.

Pursuant to NYSE rules applicable to U.S. companies, companies are required to have a compensation committee, composed entirely of independent directors. Our Remuneration Committee, which is of similar nature, includes a majority of members who are independent non-executive directors and the Chairman of this Committee is an independent non-executive director.

Pursuant to NYSE rules applicable to U.S. companies, companies must have an audit committee that satisfies the requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended. Listed foreign private issuers, such as us, must comply with this NYSE rule by July 31, 2005. Currently, all our Audit Committee members are independent non-executive directors, whose independence have been determined based on the SEHK Listing Rules.

Pursuant to NYSE rules applicable to U.S. companies, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions. Our share option schemes have been approved by the shareholders, but our share award schemes have been approved by our Board of Directors or the Executive Committee of our Board as shareholders’ approval for such schemes is not required under the SEHK Listing Rules.

A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. In accordance with NYSE listing rules applicable to foreign private issuers, our Group Managing Director is not required to provide the NYSE with this annual compliance certification.

DEFINITIONS

In this Summary Report, unless the context otherwise requires, the following expressions have the following meanings:

“2004 Form 20-F”	the Company’s annual report on Form 20-F for the year ended December 31, 2004

“ADS”	American Depositary Shares, each representing 10 Shares, being rights and interests in the Shares deposited with Citibank, N.A. as depositary pursuant to the securities law and regulations of the United States

“APB”	Accounting Principles Board

“Company” or “PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on The Stock Exchange of Hong Kong Limited and has securities in the form of ADS listed on the NYSE

“Group”	the Company and its subsidiaries

“HK GAAP”	generally accepted accounting principles in Hong Kong

“HKICPA”	Hong Kong Institute of Certified Public Accountants

“HK SSAP”	Hong Kong Statement of Standard Accounting Practice

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKT”	PCCW-HKT Limited, a company incorporated in Hong Kong with limited liability

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China

“JALECO”	JALECO LTD., a subsidiary of the Company whose shares are listed on Jasdaq Securities Exchange Inc.

“NYSE”	New York Stock Exchange, Inc.

“PCC”	Pacific Convergence Corporation, Ltd., a subsidiary of the Company, which provides interactive data and broadcast services

“Reach”	Reach Ltd., a company incorporated in Bermuda with limited liability, which is a 50:50 joint venture between the Company and Telstra

“RWC”	Joint Venture (Bermuda) No. 2 Limited, which indirectly owns 100% of Hong Kong mobile operator Hong Kong CSL Limited. After Telstra’s purchase of 60% of RWC in February 2001, the Group owned the remaining 40% of RWC until this interest was sold to Telstra on June 28, 2002

“SAB”	Staff Accounting Bulletin

“SEC”	the Securities and Exchange Commission of the United States

“SEHK Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“SFAS”	Statement of Financial Accounting Standards

“Share(s)”	share(s) of HK$0.25 each in the capital of the Company

“Telstra”	Telstra Corporation Limited, a company incorporated in Australia with limited liability and whose shares are listed on The Australian Stock Exchange Limited

“TSS1”	the Group’s Telecommunications Services reporting unit, comprising its Hong Kong fixed-line telecommunications services, which include Internet access and multimedia content, and exclude BtNAccess

“U.S.” or “United States”	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

“US GAAP”	generally accepted accounting principles in the United States

INFORMATION ABOUT THIS SUMMARY REPORT

The content of this Summary Report is extracted from the 2004 Form 20-F as filed with the SEC on May 12, 2005.

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